[Letterhead of Cleary Gottlieb Steen & Hamilton LLP]

June 18, 2009

VIA EDGAR CORRESPONDENCE

Todd K. Schiffman

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Citigroup Inc.

Amendment No. 3 to Registration Statement on Form S-4 and

Documents Incorporated By Reference

(Filed June 10, 2009, File No. 333-158100)

Amendment No. 3 to Preliminary Common Proxy Statement

Amendment No. 3 to Preliminary Preferred Proxy Statement

(Filed June 10, 2009, File No. 001-09924)

Dear Mr. Schiffman:

On behalf of Citigroup Inc. (the “Company” or “Citigroup”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated June 16, 2009 with respect to the above referenced (a) Amendment No. 3 to Registration Statement on Form S-4 and Documents Incorporated By Reference filed on June 10, 2009, (b) Amendment No. 3 to Preliminary Common Proxy Statement filed on June 10, 2009 and (b) Amendment No. 3 to Preliminary Preferred Proxy Statement filed on June 10, 2009.

The Company has filed today Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-4 (the “Form S-4”), together with a copy of this letter via EDGAR submission. In addition, the Company has filed today the definitive Preferred Proxy Statement (the “Definitive Preferred Proxy Statement”) and the definitive Common Proxy Statement (the “Definitive Common Proxy Statement”) via EDGAR submission. Capitalized terms used, but not defined, herein have the meanings assigned to such terms in Amendment No. 4.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-4

Pro Forma Earnings Implications, page 30

1.	Please revise your historical earnings per share presented in this table to reflect your adoption of SFAS 160. Please revise each of your Preliminary Proxy Statements accordingly.

In response to the Staff’s comment, Citigroup has revised the disclosure on page 30 of Amendment No. 4, pages 34-35 of the Definitive Preferred Proxy Statement and pages 39-40 of the Definitive Common Proxy Statement.

The Exchange Offers, page 44

Tax Benefits Preservation Plan, page 49

2.	We note your disclosure regarding the Tax Benefits Preservation Plan. Please revise to highlight the anti-takeover effects that result from the implementation of the plan, including appropriate risk factor disclosure.

In response to the Staff’s comment, Citigroup has revised the disclosure on pages 37 and 50.

The Exchange Agreements, page 70

USG Exchange Agreements, page 73

3.	We note your disclosure regarding the USG Exchange Agreements. Please revise to disclose the percentage of the company’s common stock that will be owned by the USG upon the consummation of the various exchange transactions. Consider disclosing the ownership percentage under the high and low participation scenarios, along with the scenario that would result in the highest USG ownership percentage. Please include similar disclosure in the “Significant Shareholders” section of the Common Proxy Statement.

In response to the Staff’s comment, Citigroup has revised the disclosure on page 73 of Amendment No. 4 and pages 16-17 of the Definitive Common Proxy Statement.

*                        *                         *

Should you have any questions or comments regarding the foregoing, please contact David Lopez, Alan Beller, Jeffrey Karpf or Neil Whoriskey of Cleary Gottlieb Steen & Hamilton LLP, counsel to Citigroup Inc., at (212) 225-2000.

Sincerely,

/s/ David Lopez
David Lopez

cc:

Alan Beller, Esq.

Jeffrey Karpf, Esq.

Neil Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Michael S. Helfer, Esq.

Andrew M. Felner, Esq.

Julie A. Bell Lindsay, Esq.

Citigroup Inc.

George R. Bason, Esq.

Davis Polk & Wardwell LLP

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